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Blind Tiger
IN THE PAST 12 MONTHS, BLIND TIGER HAS:
• ACHIEVED 222% REVENUE GROWTH
• LANDED ON 600 NEW RETAILER SHELVES
• RECEIVED 20 OF THE 29 TOP TIER BEVERAGE AWARDS EARNED SINCE OUR LAUNCH
BLIND TIGER
SOUTHSIDE
REFRESHING MINT AND LIME BLEND WITH HINTS OF JUNIPER.
WE ARE 'TESTING THE WATERS' TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.
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